SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Grupo Elektra Issues Ps. 400 Million in Short Term
“F2(mex)” Rated Certificados Bursátiles

-- In Accordance With Our Financial Strategy, Funds Will be Used to Redeem the
Company’s US$ 275 Million Senior Notes Due on 2008 --

-- Once Again Grupo Elektra Acts in Line With its Recently Announced Strategy -

Mexico City, March 31, 2004 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*), Latin America’s leading specialty retailer, consumer finance and banking services company, announced today that it successfully placed Ps. 400 million in unsecured short-term Certificados Bursátiles. The issue has a total term of 336 days and yields a rate of 28-day TIIE+250 basis points per year. Scotia Inverlat Casa de Bolsa was the placement agent. The issue carries an “F2(mex)”credit rating for local currency issues from Fitch México.

On March 22 2004, Grupo Elektra announced it would redeem on April 21 2004, four years in advance, all of the outstanding 12% US$ 275 million Senior Notes due on 2008, at a 106% premium over its face value, plus accrued interests, totaling US$ 293 million. The sources for the redemption of the Senior Notes are US$ 218 million of the net amount received from the unsecured long-term Certificados Bursátiles issued on March 19 2004, US$ 36 million (Ps. 400 million) from this successful unsecured shortterm issuance; and US$ 39 million from our current cash position.

The redemption should allow Grupo Elektra to eliminate its US-dollar denominated liabilities, to obtain savings in financial expenses of approximately US$ 40 million during the next four years, and to substantially reduce its foreign exchange exposure.

Rodrigo Pliego, Chief Financial Officer of Grupo Elektra, commented: “We are extremely pleased by the positive response on both our long-term and short-term unsecured notes which is a reflection of the trust the market has built on Grupo Elektra, and has surpassed our initial expectations. This, together with our cash position, will allow us to eliminate the Company’s financial mismatch represented by the payment of interests in US$ dollars and the earning of revenues in Pesos”.

Visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts and term deposits.

Contacts:

Esteban Galíndez, CFA Director of Finance & IR Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Rolando Villarreal Head of Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 rvillarreal@elektra.com.mx	Samantha Pescador Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 spescador@elektra.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2004

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.